Regeneron Pharmaceuticals, Inc. 777 Old Saw Mill River Road Tarrytown, NY 10591-6707	Phone 914 847 7000 www.regeneron.com

Via EDGAR
May 4, 2016

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Regeneron Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
Form 8-K dated February 9, 2016
Filed February 9, 2016
File No. 000-19034

Dear Mr. Rosenberg:

Regeneron Pharmaceuticals, Inc. (the "Company") acknowledges receipt of the letter dated May 2, 2016 provided by the staff of the Securities and Exchange Commission (the "Staff") with respect to the above-referenced Form 10-K and Form 8-K. The Company subsequently corresponded with Bonnie Baynes of the Staff on May 3, 2016, who kindly granted the Company’s request for a five business day extension. Accordingly, the Company plans to provide its response to the letter on or before May 23, 2016.

If you have any questions regarding the foregoing, please contact me at (914) 847-7270.

Very truly yours,
REGENERON PHARMACEUTICALS, INC.

/s/ Robert E. Landry

Robert E. Landry
Senior Vice President, Finance and Chief Financial Officer

cc:     Bonnie Baynes, Staff Accountant